EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

TELKOM SA LIMITED TRADING STATEMENT

In terms of the Listings Requirements of the JSE Securities Exchange, South Africa (“JSE Listings Requirements”), companies are required to publish a trading statement as soon as they become aware that the financial results for the period to be reported upon next will be materially different from that of the previous corresponding period.

Telkom is currently finalising its results for the financial year ending 31 March 2004, which are expected to be released on 7 June 2004. Telkom accordingly advises that it expects earnings and headline earnings for the financial year ending 31 March 2004 to be substantially above earnings and headline earnings for the financial year ended 31 March 2003. In terms of the JSE Listings Requirements, substantially is defined as an increase or a decrease of more than 30%.

The above information has been reviewed by Telkom’s Independent Reporting Accountant.  The Independent Reporting Accountant’s report is available for inspection at the registered office of Telkom.

Johannesburg

23 March 2004